Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

March 15, 2013

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation

Sequoia Residential Funding, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Filed March 1, 2013

File Nos. 333-185882 and -01

Dear Ms. Bancroft and Ms. Stasny:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Co-Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 3 to the above-referenced Registration Statement on Form S-3.

Set forth below are our responses to the Staff’s comment letter dated March 14, 2013. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Prospectus Supplement(s)

Cover Page and Method of Distribution

1. We note your response to comment 1 in our letter dated February 26, 2013 and reissue in part. It does not appear that you intend to offer the securities on a continuous best efforts basis. Please revise to delete your references to “best efforts basis.”

Response: We have revised the language on the cover page and in the “Method of Distribution” sections of each version of prospectus supplement (see pages S-67-68 of the Version 1 Prospectus Supplement and pages S-68-69 of the Version 2 Prospectus Supplement) to clarify and to delete references to the offering of securities being done on a “best efforts basis.”

Rolaine S. Bancroft, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

March 15, 2013

2. Please also indicate that you will disclose the terms of the preliminary arrangement entered into with the underwriter so that all information that is known and is reasonably available to the issuer is disclosed, including the preliminarily agreed-upon purchase price paid by the underwriter and the aggregate principal or notional amount, as applicable, of securities to be sold to the underwriter. Your cover page should also indicate that you have entered into a preliminary arrangement, and at a minimum, include a reference that you disclose the terms of the preliminary arrangement in the Method of Distribution.

Response: To date, for offerings as to which the sponsor has entered into a preliminary arrangement with the underwriter, the Registrant has filed a form of prospectus pursuant to Rule 424(b)(3) shortly after entering into the arrangement (the “Rule 424(b)(3) Prospectus”) that summarizes the principal terms of the arrangement. A summary of the principal terms has also been included under “Method of Distribution” in the preliminary and final prospectuses.

In response to the Staff’s comment, the Registrant undertakes to include in each future Rule 424(b)(3) Prospectus: (a) the aggregate principal balance of the triple-A rated securities and any other classes of securities that are expected to be underwritten by the underwriter (collectively, the “Underwritten Securities”); and (b) the preliminarily agreed upon purchase price to be paid in the aggregate by the underwriter for the Underwritten Securities.

In addition, the cover page of the preliminary prospectus supplement will indicate that the sponsor has entered into a preliminary arrangement with the Underwriter and will reference that a summary of the arrangement is contained under “Method of Distribution.” The summary under “Method of Distribution” will also contain a reference to the Rule 424(b)(3) Prospectus. Bracketed language has been added to the cover page and “Method of Distribution” sections of both forms of prospectus supplement included in Amendment No. 3 (see pages S-67-68 of the Version 1 Prospectus Supplement and pages S-68-69 of the Version 2 Prospectus Supplement).

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:	Mr. John Isbrandtsen, Sequoia Residential Funding, Inc.
Mr. Andrew Stone, Sequoia Residential Funding, Inc.